Exhibit 4.9

Mr Marc Voigt

Managing Director and Chief Executive Officer

Prima BioMed Limited

08 September 2016

Dear Marc,

Second Variation to Executive Employment Agreement dated 1 August 2014 as varied on 1 June 2015 (“Agreement”)

Further to our recent discussions, Prima BioMed Limited (“Prima”) agrees to vary your Agreement as set out in the attached Schedule.

This second variation is effective from 08 September 2016. Your new Remuneration will start being paid to you from next year (2017) on.

All other terms and conditions of your Agreement remain the same.

Please indicate your acceptance of this second variation by signing (in duplicate) this letter and returning one executed copy to me.

Prima looks forward to your ongoing assistance.

Yours faithfully

/s/ Lucy Turnbull

Lucy Turnbull AO

Chairman

Prima BioMed Ltd

I accept the variation to the Agreement

/s/ Marc Voigt
Marc Voigt

Schedule

Agreed amendments to Agreement

Clause	Agreed Amendment

Para 2, clause 2	Replace “3 years” with “6 years”

Para 3, clause 2

Replace the whole wording of clause 2 with effect as from 1 January 2017 by the following wording:

“As of 1 January 2017, Mr. Voigt shall receive by Prima Biomed GmbH in fulfilment of the payment obligation of Prima Biomed GmbH under the employment contract as managing director of Prima Biomed GmbH between Mr. Voigt and Prima Biomed GmbH the following salary:

An annual gross salary of € 215,000.00 (the “Definite Salary”) plus an additional contingent gross salary increase of € 35,000.00 per annum (the “Increase Amount”). However, the Increase Amount is contingent upon Mr. Voigt achieving a certain one time performance milestone as resolved by the shareholder of Prima Biomed GmbH (i.e. Prima BioMed Ltd.). The Increase Amount will be owed by Prima Biomed GmbH in full for the first time for such year, in which such performance milestone is achieved. The Definite Salary is payable by Prima Biomed GmbH in twelve even monthly instalments at the end of each month. In the year of the achievement of the performance milestone, a pro rata portion (months lapsed in such year, including month of milestone achievement / 12) of the Increase Amount will be due for payment at the end of the month in which the milestone was achieved; thereafter, in the remaining months of such year and in the following years of the term, the Increase Amount is payable in equal monthly instalments (Increase Amount / 12) together with the Definite Salary. Prima Biomed GmbH may further pay Mr. Voigt a discretionary cash bonus dependent on his performance.”